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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                       000-25313

                                                                    CUSIP NUMBER
                                                                       00844M101

(Check One):      [X]  Form 10-K   [ ]  Form 20-F   [ ]  Form 11-K

                  [ ]  Form 10-Q   [ ]  Form N-SAR  [ ] Form N-CSR

For Period Ended:    September 30, 2003

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                 ---------------------------


Read Instruction (on back page) Before Preparing Form.  Please Print or Type.


      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

      Full Name of Registrant:      Agemark Corporation

      Former Name if Applicable:

      Address of Principal Executive Office:

            2614 Telegraph Avenue
            Berkeley, California  94704


PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
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[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Additional time will be required for the Registrant to complete the preparation of its financial statements and Annual Report on Form 10-K for the year ended September 30, 2003 (the "Form 10-K"). The Registrant recently solicited stockholder approval for the sale of substantially all of the Registrant's assets (the "Sale of Assets") and the dissolution of the Registrant. On October 28, 2003, the Sale of Assets and Registrant's dissolution were approved by the Company's stockholders. Since that time, much of the Registrant's resources have been devoted to completing the Sale of Assets.

      The Registrant has dedicated considerable time and effort to the preparation of the annual financial statements and Form 10-K. However, due to the Company's efforts to complete the Sale of Assets, despite the Registrant's considerable efforts and the substantial expenditure of resources, the annual financial statements and Form 10-K are not complete. [In addition, the work necessary to prepare the Registrant's financial statements for the year ended September 30, 2003 increased significantly because of the Sale of Assets.]

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

      James Tolley

      (510) 548-6600

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [X] No
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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               AGEMARK CORPORATION



                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  December 30, 2003                  By:
                                             --------------------------------
                                             JAMES TOLLEY
                                             CHIEF FINANCIAL OFFICER